

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2013

Via E-Mail
Maxine Gowen, Ph.D.
President and Chief Executive Officer
Trevena, Inc.
1018 West 8th Avenue, Suite A
King of Prussia, PA 19406

> **Re:** **Trevena, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 23, 2013**
> **File No. 333-191643**

Dear Dr. Gowen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Critical Accounting Policies and Significant Judgments and Estimates
Fair Market Value Estimates, page 62

1. We acknowledge your response and revised disclosures to our comment 1. Regarding your valuation of the stock options granted August 27, 2013 and September 26, 2013, please provide us the following information in revised disclosure, as applicable:

   - Your response regarding the June and July issuances does not appear to clarify why using the backsolve method is appropriate to determine the enterprise value in light of the shares being issued to related parties. We note in "Series C financing" on page 142 that the shares were issued primarily to related parties. You state that you also issued shares to a new external investor. However, you also initiated on the same date a significant contract with the new external investor, which could indicate that the shares were not issued at arms' length.

Please clarify why you believe use of the backsolve method is appropriate or revise.

- In your response, you indicate that when adjusting the firm's enterprise value, the methodology considered the change in the enterprise values of comparable companies during the period between the previous valuation (April 30, 2013) and the most recent valuation (August 15, 2013). Please explain the result of this information and how it was used. Clarify why then you chose to use the increase in the NASDAQ Biotechnology Index specifically and not the information based on comparable companies. Cite for us the guidance you referred to support your methodology.

- Please support the basis of your assumption that the cash spent in the 3.5 month period was assumed to have generated a 20% return.

- Tell us why you believe it is appropriate to use the weighted average of the market adjusted option pricing model and the PWERM method to determine enterprise value. The methodology you describe doesn't appear to be consistent with that of the hybrid method as it appears that you are averaging the different values from each methodology (PWERM and OPM). The hybrid method combines the PWERM and OPM methods and is developed by estimating the probability-weighted value across multiple future outcomes, while using the OPM to estimate the allocation of value within one or more of those scenarios. Please revise or advise.

- As the factors you indicated as the primary drivers to explain the increase in value per share of common stock between April 30, 2013 and August 15, 2013 appear to be from early stage of development, it is still not clear to us why these factors substantiate the increase in fair value. Tell us what information you obtained from the market prices of recent IPOs and how this was used to corroborate the 2013 fair value determinations.

- We do not believe the factors you listed on page 68 substantiate the significant difference in value between the midpoint of the preliminary price range and $1.20, your last valuation on August 15, 2012. In particular, we do not believe that the proceeds from the offering or the rights of the preferred stockholders should be considered in this discussion. Please provide revised disclosure or tell us why you believe no stock-based compensation is required to be recorded.

- Please clarify on page 64 the vesting period for the options granted in 2013.

2. We acknowledge your response and revised disclosures to our comment 2. Please note the following once your IPO price has been determined:

- Please provide quantitative disclosures in addition to the qualitative disclosures provided explaining the difference between the estimated offering price and the fair value of your most recent equity issuance.

- We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Jim Fulton
        Cooley LLP
        1114 Avenue of the Americas
        New York, NY 10036-7798